                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                             TREMONT ADVISERS, INC.
                                (Name of Issuer)

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    894729201
                                 (CUSIP NUMBER)

                                SANDRA L. MANZKE
                           C/O TREMONT ADVISERS, INC.
                                555 FREMD AVENUE
                               RYE, NEW YORK 10580
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                             STEPHEN ROSENBERG, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                  JULY 10, 2001
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 8 Pages

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CUSIP No.    894729201                                         Page 2 of 8 Pages


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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SANDRA L. MANZKE
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2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                    (a)    [ ]


                                                                    (b)    [ ]
          INAPPLICABLE
--------------------------------------------------------------------------------
3.        SEC USE ONLY
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4.        SOURCES OF FUNDS

          PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
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    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        984,456 (SEE ITEMS 5 AND 6)
     OWNED BY     --------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     0
    REPORTING     --------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   984,456 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     984,456 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                            INAPPLICABLE                                   [ ]
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     17.81%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.    894729201                                         Page 3 of 8 Pages

ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

                  Class B Common Stock $.01 par value per share (the "Shares")

         Name and Address of Issuer

                  Tremont Advisers, Inc. (the "Company" or the "Issuer") 555 Theodore Fremd Avenue
                  Rye, New York  10580

ITEM 2  IDENTITY AND BACKGROUND

          (a)  Sandra L. Manzke ("Ms. Manzke" or the "Reporting Person")

          (b)  c/o Tremont Advisers, Inc.
               555 Theodore Fremd Avenue
               Rye, New York 10580

          (c) Ms. Manzke is the Co-Chief Executive Officer and the Chairman of the Board of Directors of the Issuer whose address is set forth in Item 1 above.

          (d) During the past five years Ms. Manzke has not been convicted in a criminal proceeding.

          (e) During the past five years Ms. Manzke has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

          (f)  United States.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Of the 984,456 Shares owned by Ms. Manzke,:

               - 256,180 Shares were acquired from the Company in connection with the Company's acquisition of Ms. Manzke's stock in Tremont Partners, Inc.

               - 210,930 Shares were purchased by Ms. Manzke using personal funds.

               -    67,851 Shares are owned by the Tremont Advisers, Inc.
                    Savings Plan (the "Plan"). The Shares were purchased at the direction of Ms. Manzke using Ms.
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CUSIP No.    894729201                                         Page 4 of 8 Pages



                    Manzke's contributions to the Plan. Ms. Manzke has investment discretion over these Shares. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

               - 64,687 Shares are subject to currently exercisable stock options granted to Ms. Manzke by the Company. Ms. Manzke also owns options to purchase an additional 16,251 Shares but these options are not exercisable within sixty days after the date hereof.

               - 195,712 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. Ms. Manzke acquired these shares of Class A Common Stock using personal funds.

               - 15,625 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of Ms. Manzke using Ms. Manzke's contributions to the Plan. Ms. Manzke has investment discretion over these Shares. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

               - 44,857 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Ms. Manzke was granted investment discretion over these Shares as of December 31, 2000. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

               - 48,643 Shares are owned by the Plan and were purchased at the direction of other participants in the Plan using their contributions to the Plan. Ms. Manzke has no dispositive power over these Shares. By virtue of her status as a Trustee of the Plan, Ms. Manzke has shared voting power over these Shares. Ms. Manzke specifically disclaims beneficial ownership of these Shares.

               - The balance, 79,971 Shares, are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Other Plan participants have dispositive power over these Shares. Ms. Manzke has no dispositive power over these Shares. By virtue of her status as a Trustee of the Plan, Ms. Manzke has shared voting power over these Shares. Ms. Manzke specifically disclaims beneficial ownership of these Shares.
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CUSIP No.    894729201                                         Page 5 of 8 Pages



ITEM 4  PURPOSE OF TRANSACTION

                  Ms. Manzke is the Co-Chief Executive Officer and the Chairman of the Board of Directors of the Issuer and acquired her Shares as an investment in the Issuer. The Reporting Person is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan. The Reporting Person is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan.

                  On July 10, 2001, Oppenheimer Acquisition Corp., a Delaware corporation ("Oppenheimer"), entered into an Agreement and Plan of Merger with the Issuer and Joshua Acquisition Corp., a wholly owned subsidiary of Oppenheimer ("Joshua"), as described in Item 6. In connection therewith, Oppenheimer and Joshua entered into a Stockholders Agreement, dated as of July 10, 2001 (the "Stockholders Agreement"), with various shareholders of the Issuer (the "Tremont Stockholders"), including the Reporting Person, as described in
Item 6.

                  Other than as described above, Ms. Manzke does not have any plans or proposals, which would result in any of the following:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

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CUSIP No.    894729201                                         Page 6 of 8 Pages


          (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

          (j)  or any action similar to any of those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

          (a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D, Ms. Manzke owns 984,456 shares of the Issuer's Class B Common Stock, representing approximately 17.81% of the Issuer's Class B Common Stock outstanding as of May 1, 2001 (based upon information obtained from the Issuer's Proxy Statement filed on May 4, 2001). 64,687 of such shares are subject to options exercisable within 60 days after the date of this Schedule 13D. Except as otherwise provided in the last sentence of this Item 5(a), Ms. Manzke has sole investment discretion and sole voting power over 727,509 of these shares. As a result of the Stockholders Agreement, Oppenheimer may be deemed to beneficially own the shares of Class B Common Stock owned by the Reporting Person.

          (b) The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D and Item 5(a) hereof are incorporated herein by reference. Except as otherwise provided in the last sentence of this Item 5(b), Ms. Manzke has shared voting power over 128,228 of the shares described in Item 5(a) hereof and over an additional 128,614 of these shares (as to which Ms. Manzke specifically disclaims beneficial ownership). Oppenheimer has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 662,822 shares of Class B Common Stock currently held by the Reporting Person.

          (c) Except as disclosed in Item 6 hereof, the Reporting Person, has not effected any transaction in the Class B Common Stock of the Issuer during the past 60 days.

          (d)  Inapplicable.

          (e)  Inapplicable.
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CUSIP No.    894729201                                         Page 7 of 8 Pages


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On July 10, 2001, Oppenheimer, the Issuer and Joshua entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Joshua with and into the Issuer, with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer will become a wholly owned direct subsidiary of Oppenheimer. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other closing conditions.

As an inducement and a condition to Oppenheimer entering into the Merger Agreement, the Tremont Stockholders entered into the Stockholders Agreement with Oppenheimer and Joshua. Pursuant to the Stockholders Agreement, the Tremont Stockholders have granted Oppenheimer an irrevocable option (the "Option") to purchase any or all shares of the Issuer's Class A Common Stock and Class B Common Stock owned or subsequently acquired by the Tremont Stockholders (collectively, the "Subject Shares") at an exercise price of $19 per share. If the Merger Agreement is terminated under certain specified circumstances, the Option may be exercised by Oppenheimer, in whole or in part, at any time and from time to time for twelve months after such termination. If the Option is exercised, Oppenheimer has agreed to pay for the Shares by wire transfer of immediately available funds.

The Tremont Stockholders have also agreed, and granted Oppenheimer and two of its officers their irrevocable proxy, among other things, to vote the Subject Shares in favor of the approval and adoption of the merger and the Merger Agreement. Each holder of Class A Common Stock is entitled to four votes for each share held of record, while each holder of the Class B Common Stock is entitled to one vote for each share held of record. Based on the number of shares of the Issuer's Class A Common Stock and Class B Common Stock outstanding as of the close of business on May 1, 2001 (as reported in the Issuer's Proxy Statement filed on May 4, 2001), the Subject Shares represent approximately 37.2% of the vote required to approve and adopt the merger and the Merger Agreement.

The Stockholders Agreement provides that during the term of the Stockholders Agreement and except as otherwise contemplated by the Merger Agreement, the Tremont Stockholders will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Shares or any interest therein; (ii) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into or amend a voting agreement with respect to any Subject Shares; (iii) exercise any right to require the
Issuer
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CUSIP No.    894729201                                         Page 8 of 8 Pages


to register any of the Subject Shares under the Securities Laws; or (iv) take any action that would make any representation or warranty of the Tremont Stockholders contained in the Stockholders Agreement untrue or incorrect or would result in a breach by the Tremont Stockholders of their obligations thereunder. In addition, the Tremont Stockholders have agreed not to take certain actions with respect to solicitation of offers to acquire the Issuer or a portion of its business. The summary contained in this statement of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stockholders Agreement, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and the Stockholders signatories thereto.

Exhibit 2 Agreement and Plan of Merger, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and Tremont Advisers, Inc.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    August 15, 2001
                                       (Dated)
                                    /S/ Sandra L. Manzke
                                    ____________________________________________
                                                    (Signature)

                                    Co-Chief Executive Officer
                                    ____________________________________________
                                                       (Title)